Exhibit 99.2

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

Dear Shareholder,

        You are cordially invited to attend the Annual General Meeting of Shareholders (the “Meeting”) of Elbit Imaging Ltd. (the “Company”) to be held at 11:00 a.m. (Israel time) on Wednesday, December 30, 2009, at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel.

        The purposes of this Meeting are set forth in the accompanying Notice of Meeting and Proxy Statement.

        For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote “FOR” Proposals No. 1 through No. 3.

        We look forward to greeting personally those shareholders who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed form of proxy in the envelope provided at your earliest convenience so that it will be received no later than 48 hours before the Meeting.

        Thank you for your continued cooperation.

Very truly yours, MORDECHAY ZISSER Executive Chairman of the Board of Directors

Tel-Aviv, Israel
November 20, 2009

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

To the shareholders of Elbit Imaging Ltd.:

        Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Elbit Imaging Ltd. (the “Company”) will be held at 11:00 a.m. (Israel time) on Wednesday, December 30, 2009, at the Company’s offices at 2 Weitzman Street, 23rd floor, Tel-Aviv 64239, Israel, for the following purposes:

1.	To re-elect the following members of the board of directors of the Company (the “Board of Directors”): Mordechay Zisser, Abraham (Rami) Goren, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To approve an option grant by InSightec Ltd. to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and of InSightec Ltd.;

3.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as the Company’s independent auditors until the next annual general meeting of shareholders; and

4.	To discuss the financial statements of the Company for the year ended December 31, 2008.

        Only shareholders of record at the close of business on November 25, 2009 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. All shareholders are cordially invited to attend the Meeting in person.

        Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided so that it is received by the Company at least 48 hours before the Meeting. Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting if you are the record holder of the shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing your shares). If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

        Shareholders whose shares are held through the nominee company of Bank Discount Le’Israel Ltd., the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, and intend to vote their shares at the Meeting in person or by proxy must deliver to the Company, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming their ownership of the Company’s ordinary shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

        Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in the Company’s Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

By Order of the Board of Directors, MORDECHAY ZISSER Executive Chairman of the Board of Directors SHIMON YITZHAKI President and Chief Executive Officer

Tel Aviv, Israel
November 20, 2009

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6063

PROXY STATEMENT

        This Proxy Statement is being furnished to the holders of ordinary shares, par value New Israeli Shekels (“NIS”) 1.00 per share (the “Shares”), of Elbit Imaging Ltd. (the “Company”) in connection with the solicitation of proxies by the board of directors of the Company (the “Board of Directors”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held on Wednesday December 30, 2009 at 11:00 a.m. (Israel time) and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Meeting.

The agenda of the Meeting will be as follows:

1.	To re-elect the following members of the Board of Directors: Mordechay Zisser, Abraham (Rami) Goren, Shimon Yitzhaki, David Rubner, Moshe Lion and Shmuel Peretz;

2.	To approve an option grant by InSightec Ltd. to Mr. Mordechay Zisser, the Executive Chairman of the board of directors of the Company and of InSightec Ltd.;

3.	To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as the Company’s independent auditors until the next annual general meeting of shareholders; and

4.	To discuss the financial statements of the Company for the year ended December 31, 2008.

        The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        At least two holders of Shares, present in person or by proxy, and holding or representing, in the aggregate, at least one-third of the voting power of the Company, will constitute a quorum at the Meeting. If no quorum is present within an hour after the time appointed for the holding of the Meeting, the Meeting will stand adjourned to the same day in the following week at the same time and place, or if not set forth in the notice of the Meeting, to such day and at such time and place as the Chairman of the Meeting may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. If a quorum is not present within a half hour after the appointed time at the adjourned meeting, the presence of two shareholders in person or by proxy will constitute a quorum.

VOTING AND REVOCATION OF PROXIES; SHARES HELD
IN “STREET NAME”; POSITION STATEMENTS

        Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. A form of proxy for use at the Meeting and a return envelope are enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. Shareholders whose Shares are held through the nominee company of Bank Discount Le’Israel Ltd., the Company’s Israeli registrar for trading on the Tel Aviv Stock Exchange, and intend to vote their Shares at the Meeting in person or by proxy must deliver to the Company, via messenger or registered mail, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming their ownership of the Shares as of the record date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000.

        If a shareholder fails to vote by proxy or in person with regard to a specific proposal, the Shares represented by such proxy or owned by such shareholder will be deemed not to have been cast for the purpose of the approval of such proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal. Notwithstanding the above and to the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted “FOR” all of the proposals set forth above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the proposal considered at the Meeting, although they will be counted in determining whether a quorum is present.

        Shareholders may revoke their proxies at any time before the Meeting by voting their Shares in person at the Meeting if the shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares) or by returning a later-dated proxy card so that it is received by the Company at least 48 hours before the Meeting. If the shareholder holds its Shares in street name, he or she may revoke their proxies by following the instructions of their brokers and the section titled “Note to shareholders in street name” below. The chairman of the Meeting may, at his or her discretion, accept a proxy after such time.

        Note to shareholders in street name

        Shareholders who hold their Shares in “street name”, meaning in the name of a bank, broker or other record holder, must either direct the record holder of their Shares on how to vote their Shares or obtain a legal proxy from the record holder to vote the Shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such Shares.

        Proxies for use at the Meeting that are being solicited by the management of the Company and the Board of Directors will be mailed to shareholders on or about November 27, 2009, and will be solicited primarily by mail. However, additional solicitations may be made by telephone, facsimile or other means of contact by certain officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

        The Company had 25,461,490 Shares outstanding as of November 18, 2009 (such number excludes 2,800,000 Shares repurchased by the Company in a self tender offer with respect to which the Company does not have any voting or equity rights). Only shareholders of record at the close of business on November 25, 2009 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. Each Share is entitled to one vote upon each matter to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of November 18, 2009 concerning: (i) persons or entities known to the Company to beneficially own 5% or more of the issued and outstanding Shares; and (ii) the number of Shares beneficially owned by all current directors and officers of the Company as a group:

Name and Address	Number of Shares		Percent of Shares Beneficially Owned (1)

Mordechay Zisser (2)	12,621,882	(3)	49.57%
Europe-Israel (M.M.S.) Ltd. (4)	12,152,442		47.73%
Phoenix Holdings Ltd.	2,383,010	(5)	9.36%
All officers and directors of the Company as a
group (9 persons)	12,817,859	(6)	50.34%

[1]	Based on 25,461,490 Shares outstanding as of November 18, 2009. Such number excludes 2,800,000 Shares repurchased by us in a self-tender offer with respect to which we do not have any voting or equity rights. Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such Shares. Shares subject to options that are currently exercisable or exercisable within 60 days of November 18, 2009 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder or is based on the most recent Schedule 13D or 13G filed with the SEC and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The Shares beneficially owned by our directors include Shares owned by their family members, as to which such directors disclaim beneficial ownership. The information regarding the beneficial ownership of Europe-Israel and of Mr. Zisser is based on a Schedule 13D filed by them on January 10, 2008 and on information furnished by them to the Company.

[2]	Mr.Zisser is considered our indirect controlling shareholder by virtue of his control of Europe-Israel and serves as our Executive Chairman of the Board of Directors. See footnote 4 below.

[3]	Includes (i) 12,152,442 of our Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, our Executive Chairman of the Board of Directors, by virtue of his control of Europe-Israel; (ii) 24,837 of our Shares held by Marina Herzelia (Limited Partnership) 1988, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, by virtue of his control of Control Centers Ltd., which wholly owns Marina Herzliya (Limited Partnership) 1988; and (iii) 444,603 of our Shares held by Mr. Zisser. See also footnote 4 below.

[4]	Europe-Israel is an Israeli corporation wholly-owned by Control Centers, a private company controlled by Mr. Mordechay Zisser.

[5]	Includes 1,094,442 Shares held by Excellence Investments Ltd., an Israeli public company that is 40% owned by Phoenix Holdings Ltd. (“Phoenix”). The information regarding the holdings of Phoenix is based on a form of ownership report of Phoenix, received by the Company on November 12, 2009, that it uses to report holdings under Israeli law. The method used to compute holdings under Israeli law does not necessarily bear the same result as the method used to compute beneficial ownership under SEC rules and regulations.

[6]	Includes: (i) 12,152,442 Shares held by Europe-Israel, which may be deemed to be beneficially owned by Mr. Mordechay Zisser, (see footnote 4 above); (ii) 24,837 Shares held by Marina Herzelia (Limited Partnership) 1988; (iii) 444,603 of our Shares held by Mr. Zisser; (iv) 47,700 Shares issued to other directors and officers of the Company pursuant to our 2001 Employees, Directors and officers incentive plan; and (v) 281,000 options exercisable into 140,500 shares as of November 18, 2009 and within 60 days thereafter granted to other directors and officers of the Company pursuant to our 2006 Employees, Directors and Officers Incentive Plan.

Proposal No. 1

RE-ELECTION OF DIRECTORS

        At the Meeting, six directors are to be re-elected, each to hold office until the close of the next Annual General Meeting of Shareholders at which one or more directors are elected, unless any office is earlier vacated under any relevant provision of the articles of association of the Company or applicable laws or regulations. The nominees, if elected, together with the Company’s external directors, will constitute the entire Board of Directors. All of the nominees, except for Messrs. Zisser, Goren and Yitzhaki, qualify as independent directors under the NASDAQ Marketplace Rules.

        The nominees listed below have indicated to the Company their availability for re-election. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

        In the event that the Directors shall at any time be reduced in number to less than four Directors, under the articles of association of the Company, the Board of Directors may only act in an emergency (as determined in their absolute discretion) and may appoint one or more directors and call one or more general meetings of shareholders for any purpose. A director elected to fill a vacancy will be entitled to fill such vacancy until the next Annual General Meeting of Shareholders at which one or more directors are elected, unless his office becomes vacant earlier in accordance with the provisions of the articles of association of the Company. The Company is not aware of any reason why any of the nominees, if re-elected, would be unable to serve as a director.

        A brief biography of each nominee is set forth below.

        MORDECHAY ZISSER. Mr. Zisser has served as our Executive Chairman of the Board of Directors since May 1999. Mr. Zisser has served as President and Chairman of the board of directors of Europe-Israel since March 1998, and as President and Chairman of the board of directors of Control Centers since 1983. Mr. Zisser has developed major real estate development projects in Israel (including the city of Emmanuel, the Herzliya Marina, the Ashkelon Marina, and the Sea and Sun luxury residential project in north Tel Aviv), as well as large scale residential and hotel projects abroad. As our Executive Chairman, Mr. Zisser leads our core businesses, including: real estate investment, hotel ownership and management, development and operation of shopping and entertainment centers in CEE and in India, development of major residential projects and mixed-use complexes as well as venture capital investments in the hi-tech, medical and bio-technology industries. Mr. Zisser has also served as Executive Chairman of the board of directors of PC since October 2006. Mr. Zisser is active in charitable organizations and is a member of the management of the “Oranit” hostel.

        ABRAHAM (RAMI) GOREN. Mr. Goren has served as a member of our Board of Directors since April 2006 and as Vice Chairman of our Board of Directors since September 2006. Mr. Goren has also served as the Executive Chairman of the board of directors of Elscint since July 1999. Mr. Goren is engaged in the development of new investments and heads our high-tech investment division. Until 2004, Mr. Goren served as the Executive Chairman of the board of directors of Nessuah Zannex Ltd., a leading Israeli investment house. Formerly, Mr. Goren was a partner at the law firm of Prof. Joseph Gross, Hodak, Greenberg & Co. (now known as Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.) in Tel Aviv a leading Israeli securities and corporate law firm. From September 1989 until August 1992, Mr. Goren was an associate at the law firm of Weil, Gotshal & Manges LLP in New York. Mr. Goren also serves as a director of various private companies in Israel and abroad. Mr. Goren holds an L.L.B. from Bar Ilan University and an L.L.M. from New York University. Mr. Goren was admitted to the Israeli Bar in 1987 and to the New York State Bar in 1990.

        SHIMON YITZHAKI. Mr. Yitzhaki has served as our President, Chief Executive Officer and a member of our Board of Directors since May 1999. From March 2005 until August 2006, Mr. Yitzhaki served as our Chief Financial Officer. Mr. Yitzhaki serves as a member of the board of directors of a number of our subsidiaries, including Elscint (since May 1999) and PC (since October 2006). Mr. Yitzhaki has served as a Vice President of Europe-Israel since March 1998 and since the mid-1980‘s as a Vice President of Control Centers. Mr. Yitzhaki holds a B.A. in accounting from Bar Ilan University and is a Certified Public Accountant.

        DAVID RUBNER. Mr. Rubner has served as a member of our Board of Directors since July 2003. Mr. Rubner serves as Chairman of the board of directors and Chief Executive Officer of Rubner Technology Ventures Ltd. as well as the General Partner of Hyperion Israel Advisors Ltd., a venture capital firm. From 1991 until 2000, Mr. Rubner held various positions at ECI Telecom Ltd., including President, Chief Executive Officer, Chief Engineer, Vice President of operations and Executive Vice President and General Manager of the Telecommunications Division of ECI. Mr. Rubner serves on the boards of public companies including Check Point Software Ltd., as well as some privately held companies. Mr. Rubner serves on the boards of trustees of Bar Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in engineering from Queen Mary College, University of London and an M.S. from Carnegie Mellon University. Mr. Rubner was the recipient of the Israeli Industry Prize in 1995.

        MOSHE LION. Mr. Lion has served as a member of our Board of Directors since April 2006. Mr. Lion is a senior partner at Lion, Orlitzky and Co., an accounting firm in Israel. From April 2003 until April 2006, Mr. Lion was the Chairman of Israel Railways. From October 2000 until December 2005, Mr. Lion served as a director of Elscint. From December 1997 to July 1999, Mr. Lion served as Director General of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. From January 1997 to November 1997, Mr. Lion served as the Head of the Bureau of the Israeli Prime Minister’s Office and as an economic advisor to the Israeli Prime Minister. Mr. Lion served as a member of the board of directors of Bank Massad Ltd. from January 2000 until November 2006 and as a member of the board of directors of Bank Tefachot Ltd. from November 1999 until May 2004. Mr. Lion currently serves as a member of the board of directors of the Israel Council for Higher Education and of the Wingate Institute for Physical Education. Mr. Lion holds a B.A. in accounting and economics and an L.L.M., both from Bar Ilan University.

        SHMUEL PERETZ. Mr. Peretz has served as a member of our Board of Directors since April 2006.  Since 1997, Mr. Peretz has served as the President of the European Division of Israel Aerospace Industries Ltd. From March 2003 until December 2005, Mr. Peretz served as a member of the board of directors of Elscint. From 1991 until 1996, Mr. Peretz served as Vice President (Finance) of Israel Aerospace Industries Ltd. From 1980 until 2002, Mr. Peretz served as a member of the board of directors of numerous companies, including Elta Ltd., Magal Ltd., Medisel Technologies Inc. and Belgium Advanced Technologies. Mr. Peretz holds a B.A. in economics and political science from the Hebrew University in Jerusalem, as well as an M.B.A. from the New York Institute of Technology.

Required Approval

        The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of the re-election of the directors set forth above.

Proposed Resolutions

        It is proposed that the following resolutions be adopted at the Meeting:

        “RESOLVED, that Mr. Mordechay Zisser be and hereby is re-elected to the Board of Directors.”

        “RESOLVED, that Mr. Abraham (Rami) Goren be and hereby is re-elected to the Board of Directors.”

        “RESOLVED, that Mr. Shimon Yitzhaki be and hereby is re-elected to the Board of Directors.”

        “RESOLVED, that Mr. David Rubner be and hereby is re-elected to the Board of Directors.”

        “RESOLVED, that Mr. Moshe Lion be and hereby is re-elected to the Board of Directors.”

        “RESOLVED, that Mr. Shmuel Peretz be and hereby is re-elected to the Board of Directors.”

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

Proposal No. 2

APPROVAL OF AN OPTION GRANT BY INSIGHTEC LTD. TO MR. MORDECHAY ZISSER

        Following the approval of the audit committee of the Board of Directors (the “Audit Committee”) and the Board of Directors of the Company, at the Meeting the shareholders will be asked to approve a grant by InSightec Ltd. (“InSightec”), a privately held subsidiary of the Company, of options to purchase 250,000 ordinary shares of InSightec to Mr. Mordechay Zisser in consideration for his services as the Executive Chairman of the board of directors of InSightec and his active involvement in the development and execution of InSightec’s business strategy, fundraising and formation of joint ventures and partnerships. Mr. Zisser is also the Executive Chairman of the Board of Directors of the Company and the indirect controlling shareholder of the Company. As of the date hereof, approximately 58.34% of InSightec’s issued share capital, on a fully-diluted basis, was held by the Company and, after giving effect to the exercise of the options proposed to be granted to Mr. Zisser, the ordinary shares underlying such options will constitute approximately 0.83% of the issued share capital of InSightec, on a fully-diluted basis.

         Terms of the Options

        The options would be issued under InSightec’s 2003 Service Providers Option Plan and would have an exercise price of US$6.60 per share, which is higher than the issuance price per share reflected in the last investment round of InSightec, and hence would not provide an immediate gain to Mr. Zisser. The options would have a vesting period of three years and expire five years after the date of grant. They would vest in three equal installments (or as nearly as possible), each representing one-third of the options, as follows: one-third of the options would vest and become exercisable on each of the three annual anniversaries of the date of grant of the options. The options may be exercised only in consideration for the full payment of the exercise price for the options exercised.

        Under the option plan, prior to the registration of InSightec’s ordinary shares for trade on a stock exchange in Israel or abroad, the sale of shares issued upon the exercise of options is subject to right of first refusal of the other participants under InSightec’s plans and shareholders of InSightec who hold more than 1% of InSightec’s share capital on a fully diluted basis. Without derogating from the above, Mr. Zisser will not be entitled to sell or otherwise transfer such shares to a competing entity, as defined in the option plan.

         Adjustments under the Option Plan

        In the event InSightec distributes bonus shares and the record date for such distribution occurs prior to the date of the actual exercise of the options, in addition to the shares to which Mr. Zisser would be entitled upon the exercise of the options, Mr. Zisser would also be entitled to such number of shares of the class to which Mr. Zisser would have been entitled as bonus shares had he exercised the options prior to the record for the distribution of such bonus shares. The exercise price for each option will not change as a result of the addition of such shares.

        In the event InSightec’s shareholders are issued rights for the purchase of any securities by InSightec, the number of shares subject to the option will not be increased and InSightec must offer the rights or cause such rights to be offered on the same terms, mutatis mutandis, to Mr. Zisser as holder of options that have not yet been exercised as if Mr. Zisser has exercised his options prior to the date determining the right to participate in the issuance of the aforesaid rights.

        In the event of a split or consolidation of shares, or any other capital event of a substantially similar nature, InSightec shall make the changes or the adjustments necessary in order to prevent the dilution or increase of the rights of Mr. Zisser within the framework of the option plan with respect to the number and class of the shares (for the options that have been exercised and the options that have not yet been exercised) and/or the exercise price of each option.

         Termination of Service

        In the event that the service of Mr. Zisser in InSightec and/or with any “affiliate” of InSightec is terminated by Mr. Zisser voluntarily for any reason other than disability, the options granted to Mr. Zisser, which were vested on the date of termination of service, may be exercised until the end of their original term. “Affiliate” is defined in the option plan as a company that is the controlling shareholder of InSightec, a company in which InSightec is the controlling shareholder, or a company that the same person is the controlling shareholder of both such company and InSightec. “Controlling Shareholder” has the meaning given to such term pursuant to section 32(9) of the Israeli Tax Ordinance [New Version], 1961.

        In the event that Mr. Zisser’s service in InSightec and/or with any “affiliate” of InSightec is terminated for “cause”, all the unexercised options granted to Mr. Zisser will immediately expire. For this purpose, the term “cause” means any of the following: (a) willful and continued failure by Mr. Zisser to perform his duties and obligations to InSightec or its affiliate, including the fiduciary duties under the Israeli Companies Law, 5759-1999 (the “Companies Law”); or (b) willful misconduct on the part of Mr. Zisser which is injurious to InSightec or to its affiliate.

        In the event that the service of Mr. Zisser in InSightec and/or its affiliate is terminated by InSightec without cause or as a result of disability or death of Mr. Zisser, options granted to Mr. Zisser, which were vested on the date of termination of service, will remain exercisable for the balance of their original term.

         Taxation

        Any tax implications pursuant to any applicable law in connection with the grant of options, their exercise or the sale of the underlying shares will be borne by Mr. Zisser. Mr. Zisser will indemnify InSightec for any liability regarding any tax, fine, interest or linkage applicable to InSightec with respect to the actions above.

Reasons for the Proposal

        The Audit Committee and the Board of Directors noted in their approval of the grant by InSightec of options to Mr. Zisser that the grant is intended to compensate Mr. Zisser for his significant contributions to InSightec’s development in his capacity as the Executive Chairman of the board of directors of InSightec and to encourage him to continue to contribute to InSightec’s success and, indirectly, to the Company’s success. In particular, Mr. Zisser has led InSightec’s entrance into the image guided treatment business and its expansion into various markets around the world and continues to play a vital role in InSightec’s operations, including the development and execution of InSightec’s business strategy, fundraising and formation of joint ventures and partnerships. The Audit Committee and Board of Directors further noted that the terms of the options are reasonable taking into consideration, among other things, the significant role played by Mr. Zisser in InSightec’s development and the importance of InSightec to the Company. In light of all of the above, the Audit Committee and Board of Directors concluded that the grant is in the best interests of the Company.

Required Approval

        Approval of this matter requires the affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter. In addition, since Mr. Zisser is an indirect controlling shareholder of the Company, this matter will be approved only if either (i) at least one-third of the Shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor or (ii) the total number of Shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the Company’s outstanding Shares.

        The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the Shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Shares. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you have a personal interest, please contact the Company’s Corporate Secretary at +972-3-608-6063 for instructions on how to vote your Shares and indicate that you have a personal interest or, if you hold your Shares in “street name”, you may also contact the representative managing your account, who could then contact the Company on your behalf.

Proposed Resolution

        It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the grant by InSightec Ltd. of options to purchase 250,000 ordinary shares of InSightec Ltd. to Mr. Mordechay Zisser, as described in the Proxy Statement, be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT AUDITORS

        At the Meeting, the shareholders will be asked to approve the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte, as independent auditors of the Company until next year’s Annual General Meeting of Shareholders. The reappointment has been recommended by the Company’s Audit Committee, which is also authorized to pre-approve the fees of our independent auditors, in accordance with the Sarbanes-Oxley Act of 2002. Such auditors have served as the Company’s auditors since 1999, and have no relationship with the Company or with any affiliate of the Company, except as auditors.

Required Approval

        The affirmative vote of a majority of the Shares present, in person or by proxy, and voting on the matter is required for the approval of this matter.

Proposed Resolution

        It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co., the Israeli member of Deloitte, as independent auditors of the Company until next year’s Annual General Meeting of Shareholders be, and the same hereby is, approved.”

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

        The Company’s audited financial statements for the year ended December 31, 2008 are included in the Company’s Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission (SEC) on June 26, 2009. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s SEC reports are also available to the public at the SEC’s website at http://www.sec.gov. These reports are not a part of this Proxy Statement. The Company will hold a discussion with respect to the financial statements at the Meeting.

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

        The Board of Directors knows of no other matter to come before the Meeting. However, if any matters requiring a vote of the shareholders arise, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their best judgment, including any matters or motions dealing with the conduct of the Meeting.

        The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at the Company at least 48 hours before the Meeting.

By Order of the Board of Directors, MR. MORDECHAY ZISSER Executive Chairman of the Board of Directors MR. SHIMON YITZHAKI President and Chief Executive Officer

November 20, 2009